                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                         GOLDENBANKS OF COLORADO, INC.
                         -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.05 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  381346 10 5
                                  -----------
                                 (CUSIP Number)

                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                              Norwest Corporation
                      Norwest Center, Sixth and Marquette
                       Minneapolis, Minnesota 55479-1026
                                  612-667-8858
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 22, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  381346 10 5             SCHEDULE 13D

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Norwest Corporation
               Tax Identification No. 41-0449260
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) [_]
                                                                     (B) [_]
- --------------------------------------------------------------------------------
3        SEC USE ONLY


- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
   NUMBER OF
                           272,019
    SHARES            ----------------------------------------------------------
                  8   SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY           ----------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
     EACH
                           272,019
   REPORTING          ----------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
    PERSON

     WITH
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               272,019
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [_]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16.6%

- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                relating to the

                    Common Stock, Par Value $0.05 Per Share,
                                       of
                         Goldenbanks of Colorado, Inc.

Item 1.  Security and Issuer

      The class of equity securities to which this Statement relates is the common stock, $0.05 par value ("Goldenbanks Common Stock"), of Goldenbanks of Colorado, Inc. ("Goldenbanks"), a Delaware corporation. The principal executive offices of Goldenbanks are located at 1301 Jackson Street, Golden, Colorado 80401.

Item 2.  Identity and Background

      This Statement is being filed by Norwest Corporation ("Norwest"), a Delaware corporation. The principal executive offices of Norwest, from which its principal business is carried out, are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000.

      Norwest is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through its commercial bank subsidiaries, Norwest conducts a general banking and trust business in the states of Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. Norwest also owns subsidiaries engaged in various businesses related to banking, principally mortgage banking, equipment leasing, agricultural finance, commercial finance, consumer finance, securities brokerage and underwriting, insurance agency services, computer and data processing services, corporate trust services, and venture capital investments.

      The name, business address, present principal occupation and citizenship of each director of Norwest are set forth on Schedule I hereto and those of each executive officer of Norwest are set forth on Schedule II hereto.

      During the past five years, neither Norwest nor, to the best of knowledge of Norwest, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      As more fully described in Item 6 of this Statement, Goldenbanks has granted to Norwest an option pursuant to which

Norwest has the right, upon the occurrence of certain events, to purchase from Goldenbanks up to 272,019 shares of Goldenbanks Common Stock for $40.50 per share, subject to adjustment under certain circumstances (the "Option"). If Norwest were to exercise the Option in full, the funds required to purchase the shares of Goldenbanks Common Stock issuable upon such exercise would be approximately $11 million. It is currently anticipated that such funds would be provided from Norwest's working capital.

Item 4.  Purpose of Transaction

      On November 22, 1994, Goldenbanks and Norwest entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger (the "Merger") of a wholly owned subsidiary of Norwest into Goldenbanks, with Goldenbanks as the surviving corporation. The purpose of the Reorganization Agreement is for Norwest to acquire Goldenbanks.

      Upon consummation of the Merger and pursuant to the Reorganization Agreement, each outstanding share (except for shares as to which dissenter's rights are perfected) of Goldenbanks Common Stock will be converted into 1.9876 shares of the common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock").

      Concurrently with their entering into the Reorganization Agreement, Norwest and Goldenbanks also entered into a Stock Option Agreement (the "Option Agreement") pursuant to which Goldenbanks granted to Norwest the Option. The purpose of the Option Agreement is to increase the likelihood that the Merger will be completed as contemplated by the Reorganization Agreement.

      The principal provisions of the Reorganization Agreement and the Option Agreement are summarized in Item 6 of this Statement and copies of the Reorganization Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.

      Norwest may acquire additional securities of Goldenbanks. Except as set forth above, Norwest has no plans or proposals with respect to Goldenbanks that relate to or would result in, prior to the completion of the Merger, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D. Upon the completion of the Merger, Goldenbanks Common Stock will cease to be publicly traded and Norwest will cause the registration of Goldenbanks Common Stock under the Act to be terminated.

Item 5.  Interest in Securities of the Issuer

      (a)-(b) As a result of the Option Agreement, Norwest may, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, be deemed to own beneficially 272,019 shares of Goldenbanks Common Stock, constituting approximately 16.6% of the shares of Goldenbanks Common Stock that would have been issued and outstanding if the Option had been exercised as of November 22,

1994. If Norwest were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Goldenbanks Common Stock covered thereby.

      To the best knowledge of Norwest, none of its directors or executive officers beneficially owns any shares of Goldenbanks Common Stock.

      (c) Except for the acquisition of the Option, neither Norwest nor, to the best knowledge of Norwest, any of its directors or executive officers, has effected any transaction in shares of Goldenbanks Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The Reorganization Agreement provides that, upon consummation of the Merger, each share of Goldenbanks Common Stock will be converted into 1.9876 shares of Norwest Common Stock.

      The Reorganization Agreement provides, among other things, that Goldenbanks may refuse to consummate the Merger if the Norwest Measurement Price is less than $21.00. The "Norwest Measurement Price" is defined in the Reorganization Agreement as the average of the closing prices of a share of Norwest Common Stock as reported on the New York Stock Exchange during the period of 15 trading days ending on the day immediately preceding the day on which the stockholders of Goldenbanks meet to consider approval of the Reorganization Agreement.

      Consummation of the Merger is subject to certain other conditions, including, but not limited to, (i) approval of the Reorganization Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Goldenbanks Common Stock entitled to vote thereon, (ii) the receipt of all requisite regulatory approvals without the imposition of any condition or requirement relating to Goldenbanks or any of its subsidiaries that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest, (iii) the receipt of a letter from Norwest's and Goldenbanks's respective independent accountants to the effect that the Merger qualifies for pooling-of-interests accounting treatment, (iv) the receipt by Goldenbanks of a legal opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and (v) the receipt by Goldenbanks of an opinion of its financial advisor to the effect that the consideration to be received by the stockholders of Goldenbanks pursuant to the Merger is fair from a financial point of view.

      In the Reorganization Agreement, Goldenbanks agrees that it will, through its Board of Directors, except to the extent legally required for the discharge of the fiduciary duties of such board, recommend that its stockholders vote in favor of approval of the Reorganization Agreement. Goldenbanks also agrees that neither it nor any of its subsidiaries, nor any director, officer, representative or agent thereof will, directly or indirectly, solicit, authorize the solicitation of or, except to the extent legally required for the discharge by Goldenbanks's Board of Directors of its fiduciary duties, enter into any discussions with any third party (other than Norwest) concerning any proposal or offer to acquire in any manner an equity interest in or substantial portion of the assets of Goldenbanks or any of its subsidiaries, or to merge or otherwise combine with Goldenbanks or any of its subsidiaries.

      The Option gives Norwest the right to purchase up to 272,019 shares of Goldenbanks Common Stock (the "Option Shares") at a price of $40.50 per share, subject to adjustment under certain circumstances. Norwest may exercise the Option at any time after the occurrence of a Purchase Event. For purposes of the Option Agreement a "Purchase Event" occurs when either (i) any person (other than Norwest or any of its subsidiaries) acquires 20% or more of the outstanding shares of Goldenbanks Common Stock, provided, however, that this clause does not apply to any stockholder of Goldenbanks who had, on November 22, 1994, beneficial ownership of at least 20% of the outstanding shares of Goldenbanks Common Stock unless such stockholder acquires beneficial ownership, or the right to acquire beneficial ownership, of an additional 10% or more of the outstanding shares of Goldenbanks Common Stock after November 22, 1994; or (ii) Goldenbanks or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement to engage in a (x) merger or consolidation involving Goldenbanks or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Goldenbanks or any of its subsidiaries or (z) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 20% or more of the voting power of Goldenbanks or any of its subsidiaries; or the Goldenbanks Board of Directors shall have recommended that the stockholders of Goldenbanks approve any of the transactions described in clause (ii) above with a third party.

      The Option Agreement will terminate at the earliest to occur of (i) the time immediately prior to the effective time of the Merger, (ii) 6 months after the first occurrence of a Purchase Event, (iii) 18 months after the termination of the Reorganization Agreement following the occurrence of a Preliminary Purchase Event, (iv) termination of the Reogranization Agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than termination by Norwest in certain circumstances) or (v) 12 months after the termination of the Reorganization Agreement by Norwest in certain circumstances.

      "Preliminary Purchase Event" means certain events involving Goldenbanks, occurring after November 22, 1994, that are inconsistent with Goldenbanks's intent to consummate the Merger or actions by third parties evidencing an intent to acquire control of Goldenbanks: (i) Goldenbanks or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with a party other than Norwest or any of its subsidiaries or the Goldenbanks Board of Directors shall have recommended that the stockholders of Goldenbanks approve an Acquisition Transaction with a third party, (ii) any party (other than Norwest or any of its subsidiaries, or a stockholder of Goldenbanks who had, on November 22, 1994, beneficial ownership of a least 9.9% of the outstanding shares of Goldenbanks Common Stock unless such stockholder acquires beneficial ownership, or the right thereto, of an additional 10% or more of the outstanding shares of Goldenbanks Common Stock after November 22, 1994) shall have acquired beneficial ownership, or the right thereto, of 10% or more of the outstanding shares of Goldenbanks Common Stock;
(iii) any party other than Norwest or any of its subsidiaries shall have made publicly a proposal to Goldenbanks or its stockholders to engage in an Acquisition Transaction or shall have filed a registration statement under the Securities Act of 1933 (the "Securities Act") relating to a tender officer or exchange offer that could result in such party's owning or controlling 10% or more of the then outstanding shares of Goldenbanks Common Stock; (iv) after a proposal is made by a third party to Goldenbanks or its stockholders to engage in an Acquisition Transaction, (x) Goldenbanks shall have breached any of its covenants or obligations in the Reorganization Agreement or (y) the stockholders of Goldenbanks shall not have approved the Reorganization Agreement, the stockholder meeting for the purpose of voting on such approval shall not have been held or shall have been canceled prior to termination of the Reorganization Agreement, or the Goldenbanks Board of Directors shall have withdrawn or modified in a manner adverse to Norwest its recommendation to the stockholders of Goldenbanks; (v) any party other than Norwest or any of its subsidiaries, without Norwest's prior written approval, shall have filed an application with any governmental authority or regulatory or administrative body for approval to engage in an Acquisition Transaction; or (vi) the Goldenbanks Board of Directors does not recommend that the stockholders of Goldenbanks approve the Reorganization Agreement, unless such failure shall be due to the receipt by such Board of an unfavorable opinion from Goldenbanks's financial advisor and such unfavorable opinion was not given in anticipation of a Preliminary Purchase Event. "Acquisition Transaction" means (x) merger or consolidation involving Goldenbanks or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Goldenbanks or any of its subsidiaries or (z) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 10% or more of the voting power of Goldenbanks or any of its subsidiaries.

      Under the Bank Holding Company Act of 1956, Norwest may not acquire 5% or more of the outstanding shares of Goldenbanks without the prior approval of the Board of Governors of the Federal Reserve System. Certain other regulatory approvals may also be required before any acquisition under the Option Agreement could be completed.

      The Option may not be assigned by Norwest or by Goldenbanks without the express written consent of the other party to the Option Agreement, except that Norwest may assign its rights under the Option Agreement in whole or in part after the occurrence of certain events and, in certain cases, after Norwest gives Goldenbanks an offer to purchase the rights on the same terms and price which Norwest proposes to transfer such rights to a third party. After a Purchase Event, Norwest (on behalf of itself or any subsequent holder) may require Goldenbanks to prepare and keep current for up to 180 days a registration statement under the Securities Act in form and substance appropriate and customary under the circumstances covering the Option Shares and to use its best efforts to cause such registration statement to remain current for up to 180 days in order to facilitate the disposition of the Option Shares.

Upon such demand, Goldenbanks must effect such registration statement promptly, subject to certain exceptions. Norwest is entitled to two such registration statements. Upon the occurrence of a Purchase Event, subject to certain exceptions, and prior to termination of the Option, at the request of Norwest, Goldenbanks will be obligated to repurchase the Option and any Option Shares theretofore purchased pursuant to the Option at prices determined as set forth in the Option Agreement, which may include the reimbursement by Goldenbanks of up to $500,000 in fees and expenses incurred by Norwest in connection with the Merger. In the event that Norwest exercises the repurchase rights described above, Goldenbanks will thereafter be required to pay the required amount or the portion thereof that Goldenbanks is not then prohibited from so paying under applicable law and regulation or as a consequence of administrative policy.

      In the event that prior to termination of the Option, Goldenbanks enters into an agreement (i) to consolidate with or merge into any party, other than Norwest or any of its subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any party, other than Norwest or any of its subsidiaries, to merge into Goldenbanks and Goldenbanks is the surviving corporation, but, in connection with such merger, the then outstanding of Goldenbanks Common Stock are changed into or exchanged for stock or other securities of any other party or cash or any other property, or the then outstanding shares of Goldenbanks Common Stock will after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its or any subsidiary's assets to any party, other than Norwest or any of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option, upon consummation of such transaction, will be converted into, or exchanged for, an option (a "Substitute Option"), at the election of Norwest, of either (x) the acquiring corporation or (y) any party that controls the acquiring corporation. The Substitute Option will be exercisable for shares of the Substitute Option issuer's common stock in such number and at such exercise price as determined by the Option Agreement and will otherwise have the same terms as the Option to the extent permitted by law.

      To the best of Goldenbanks's and Norwest's knowledge, no Preliminary Purchase Event or Purchase Event has occurred as of the date hereof.

      Either Goldenbanks or Norwest may terminate the Reorganization Agreement under certain circumstances. If no Preliminary Purchase Event or Purchase Event occurs prior to such termination, the Option Agreement will terminate at such time, unless Norwest shall have terminated the Reorganization Agreement pursuant to paragraph 9(a)(ii) thereof due to Goldenbanks's failure to perform or observe in all material respects its covenants and obligations. If a Preliminary Purchase Event or Purchase Event does occur prior to the termination of the Option Agreement or if Norwest terminates the Reorganization Agreement pursuant to paragraph 9(a)(ii) thereof due to Goldenbanks's failure to perform or observe in all material respects its covenants and obligations, then Norwest will be entitled to exercise its rights under the Option Agreement in accordance with its terms.

      The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Reorganization Agreement and may discourage persons from proposing a competing offer to acquire Goldenbanks, even if such offer involves a higher price per share of Goldenbanks Common Stock than the consideration contemplated by the Reorganization Agreement. The existence of the Option could significantly increase the cost to a potential acquiror of acquiring Goldenbanks compared to its cost had Goldenbanks not entered into the Option Agreement. Goldenbanks believes that the exercise of the Option would likely prohibit any acquiror from accounting for an acquisition of, or merger with, Goldenbanks using the pooling-of-interests accounting method for a period of up to two years. This could discourage or preclude an acquisition of Goldenbanks by other organizations.

      The preceding summary of certain provisions of the Reorganization Agreement and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

      Except as set forth herein, neither Norwest nor, to the best knowledge of Norwest, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Goldenbanks, including, but not limited to, transfer or voting of any securities of Goldenbanks, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

          (1) Agreement and Plan of Reorganization dated as of November 22, 1994, between Goldenbanks of Colorado, Inc. and Norwest Corporation.

          (2) Stock Option Agreement, dated as of November 22, 1994, between Norwest Corporation and Goldenbanks of Colorado, Inc.

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NORWEST CORPORATION


                                      By: /s/ Laurel A. Holschuh
                                          ----------------------
                                         Laurel A. Holschuh
                                         Senior Vice President and Secretary

Dated:  December 2, 1994


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE I

                        DIRECTORS OF NORWEST CORPORATION



          The names, business addresses and present principal occupations or employments of the directors of Norwest Corporation are set forth below. All directors listed below are citizens of the United States.

          David A. Christensen; 205 East Sixth Street, Sioux Falls, South Dakota 57117; President and Chief Executive Officer; Raven Industries, Inc.; diversified manufacturer of plastics, electronics and special-fabric products.

          Gerald J. Ford, 200 Crescent Court, Suite 1350, Dallas, Texas 75201; Chairman and Chief Executive Officer of First Madison Bank, FSB

          Pierson M. Grieve; 370 Wabasha Street, St. Paul, Minnesota 55102; Chairman and Chief Executive Officer; Ecolab Inc.; developer and marketer of cleaning, sanitizing and maintenance products and services.

          Charles M. Harper; 1301 Avenue of the Americas, New York, New York 10019; Chairman of the Board and Chief Executive Officer; RJR Nabisco, Inc.; manufacturer and marketer of consumer packaged goods.

          N. Berne Hart; 2552 East Alameda Avenue, No. 99, Denver, Colorado 80209; Retired Chairman and Director; Norwest Colorado, Inc.; banking.

          William A. Hodder; 1400 West 94th Street, Minneapolis, Minnesota 55431; Chairman, President and Chief Executive Officer; Donaldson Company, Inc.; manufacturer of filtration and emission control products.

          George C. Howe; 220 Eighth Street South, Fargo, North Dakota 58103; President and Managing Partner; Howe Seed Farms; farming.

          Lloyd P. Johnson; Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479; Chairman of the Board; Norwest Corporation; banking.

          Reatha Clark King; Number One General Mills Boulevard, Minneapolis, Minnesota 55426; President and Executive Director; General Mills Foundation; charitable foundation for General Mills, Inc.

          Richard M. Kovacevich; Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479; President and Chief Executive Officer; Norwest Corporation; banking.

          Richard S. Levitt; 3141 Dean Court, Suite 1201, Minneapolis, Minnesota 55416; Chairman of the Board; Nellis Corporation, Rockville, Maryland; private capital management.

          Richard D. McCormick; 7800 East Orchard Road, Suite 200, Englewood, Colorado 80111; Chairman and Chief Executive Officer; U S WEST, Inc.; communications.

          Cynthia H. Milligan; 6200 North 56th Street, Lincoln, Nebraska 68504; President; Cynthia H. Milligan & Associates; consultant to financial institutions.

          John E. Pearson; 4900 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402; Retired Chairman; The NWNL Companies, Inc.; life and health insurance.

          Ian M. Rolland, 1300 South Clinton Street, Fort Wayne, Indiana 46801; Chairman and Chief Executive Officer, Lincoln National Corporation; insurance.

          Stephen E. Watson; 700 On The Mall, 9th Floor, Minneapolis, Minnesota 55402; President; Dayton Hudson Corporation; general merchandise company.

          Michael W. Wright; 11840 Valley View Road, Eden Prairie, Minnesota 55344; Chairman, President and Chief Executive Officer; SUPERVALU INC.; food distribution and retailing.

                                  SCHEDULE II

                   EXECUTIVE OFFICERS OF NORWEST CORPORATION



          The names and present principal occupations or employments of the executive officers of Norwest Corporation are set forth below. Each executive officer's business address is Norwest Corporation, Norwest Center, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479. Each occupation set forth opposite an individual's name refers to Norwest Corporation. All officers listed below are citizens of the United States.

Name                         Present Principal Occupation or Employment
- ----                         ------------------------------------------

Lloyd P. Johnson             Chairman of the Board
Richard M. Kovacevich        President and Chief Executive Officer
Leslie S. Biller             Executive Vice President (South Central Community
                             Banking)
James R. Campbell            Executive Vice President (Twin Cities Banking)
Kenneth R. Murray            Executive Vice President (Western Community
                             Banking)
Brian R. Phillips            Executive Vice President (Technical Services)
William H. Queenan           Executive Vice President (Chief Credit Officer)
Daniel A. Saklad             Executive Vice President (North Central Community
                             Banking)
Stanley S. Stroup            Executive Vice President and General Counsel
John T. Thornton             Executive Vice President and Chief Financial
                             Officer
Thomas E. Emerson            Senior Vice President, Chief Auditor and Chief
                             Examiner
John E. Ganoe                Senior Vice President (Strategic Planning and
                             Acquisitions)
Michael A. Graf              Senior Vice President and Controller
Stephen W. Hansen            Senior Vice President (Human Resources)
Laurel A. Holschuh           Senior Vice President and Secretary
Charles D. White             Senior Vice President and Treasurer

                                 EXHIBIT INDEX

Exhibit                                             Form of
Number     Description                              Filing
- -------    -----------                              -------

1          Agreement and Plan of Reorganization     Electronic
           dated as of November 22, 1994,          Transmission
           between Goldenbanks of Colorado, Inc.
           and Norwest Corporation.

2          Stock Option Agreement, dated as         Electronic
           of November 22, 1994, between           Transmission
           Norwest Corporation and
           Goldenbanks of Colorado, Inc.